Scythian Biosciences Announces DETAILS OF 4-for-1 stock spliT

Toronto, ON – April 10, 2018 – Scythian Biosciences Corp. (the “Company” or “Scythian”) (TSXV:SCYB) (Frankfurt:9SB) (OTC – Nasdaq Intl:SCCYF) is pleased to announce details of the 4-for-1 stock split previously announced by the Company on March 12, 2018 (the “Stock Split”). Pursuant to the Stock Split, each shareholder of record as of the close of business on April 13, 2018 (the “Record Date”) will receive three additional common shares of Scythian. Scythian’s common shares are expected to begin trading ex-distribution on a split basis at the opening on April 12, 2018.

The Stock Split will increase the number of issued and outstanding common shares of the Company from 7,333,397 to 29,333,588.

Registered shareholders of Scythian as of the Record Date will be mailed new certificates or direct registration statements representing the additional common shares issued to them as a result of the Stock Split on or about April 17, 2018. Non-registered shareholders’ brokerage accounts will be credited with the additional common shares to which they are entitled as a result of the Stock Split.

“With this stock split we are very pleased to be able to enhance the availability and liquidity of our shares to allow more participation in Scythian’s growing accomplishments,” said Scythian CEO, Jonathan Gilbert. “This is a reflection of our continuing growth, and our potential for further expansion worldwide.”

About Scythian Biosciences Corp.

Scythian is a research and development company committed to advancing prevention and treatment efforts for concussion and traumatic brain injury with its proprietary cannabinoid-based combination drug therapy.

Scythian’s mission is to be the first accepted drug regimen for the treatment of concussion. Scythian is partnered with the University of Miami and its neuroscientific team to conduct pre-clinical and clinical trials of its drug regimen. Through the Company’s collaborative efforts with the university, Scythian has access to the university’s extensive network of experts in the fields of traumatic brain injury and concussion. These connections provide Scythian with the ability to conduct its clinical studies at world-class facilities by widely recognized medical professionals.

Scythian has initiated its international expansion by launching additional cannabis-related activities across the globe. These significant endeavours complement the Company’s research and development efforts to enhance the many medical applications of cannabis.

Scythian is evaluating several strategic initiatives and pursuing partnerships with local cultivators, pharmaceutical import and distribution entities and universities in North America, South America, the Caribbean and beyond. This comprehensive approach positions Scythian as a potential global frontrunner in the research and development of medical cannabis.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION

Scythian Biosciences Corp.

Jonathan Gilbert, CEO

Phone: (212) 729-9208

Email: info@scythianbio.com

For media inquiries, please contact:

David Schull or Nic Johnson

Russo Partners

(858) 717-2310

david.schull@russopartnersllc.com

nic.johnson@russopartnersllc.com

Cautionary Statements

This press release contains certain forward-looking information and statements (“forward-looking information”) within the meaning of applicable Canadian securities legislation, that are not based on historical fact, including without limitation statements containing the words “believes”, “anticipates”, “plans”, “intends”, “will”, “should”, “expects”, “continue”, “estimate”, “forecasts” and other similar expressions. Such forward-looking information includes information relating to the Stock Split.

Readers are cautioned to not place undue reliance on forward-looking information. Forward-looking information is subject to a number of risks and uncertainties that may cause actual results or events to differ materially from those contemplated in the forward-looking information, and even if such actual results or events are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Such risks and uncertainties include, among other things, the risk that the Company may choose to delay or not proceed with the Stock Split for any reason including any failure to satisfy an applicable regulatory approval previously granted or due to a material decrease in the Company’s share price.

The forward-looking information contained in this press release are expressly qualified by this cautionary statement and are made as of the date hereof. The Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.